Exhibit 23.2

To Whom It May Concern:

We hereby consent to the use in the Registration Statement of American Cannabis Company, Inc. (formerly Brazil Interactive Media, Inc.) on Amendment No. 1 to Form S-1 of our Report of Independent Registered Public Accounting Firm, dated April 13, 2015, on the consolidated balance sheet of American Cannabis Company, Inc. (formerly Brazil Interactive Media, Inc.) as of December 31, 2014 and the related consolidated statements of operations, movement in stockholders’ equity and consolidated cash flows for the year then ended which appear in such Registration Statement.

We also consent to the references to us under the headings “Experts” in such Registration Statement.

Very truly yours,

Cutler & Co. LLC

Wheat Ridge, Colorado

October 21, 2016